                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-110306

                  PROSPECTUS SUPPLEMENT DATED FEBRUARY 12, 2004
                    (TO PROSPECTUS FILED ON FEBRUARY 4, 2004)

                                    QLT INC.

                                  $172,500,000
                          (AGGREGATE PRINCIPAL AMOUNT)

                     3.0% CONVERTIBLE SENIOR NOTES DUE 2023
                                       AND
           9,692,637 COMMON SHARES ISSUABLE ON CONVERSION OF THE NOTES

         This prospectus supplement relates to the resale by the holders of 3.0% Convertible Senior Notes due 2023 of QLT Inc. and the common shares of the Company issuable upon the conversion of the Notes.

         This prospectus supplement should be read in conjunction with the prospectus dated February 4, 2004, which is to be delivered with this prospectus supplement. All terms used but not defined in this prospectus supplement shall have the meanings given them in the prospectus.

         The information in the table captioned "Selling Security Holders" commencing on page 52 of the prospectus is superceded in part by the information appearing in the table below and reflects updated information with respect to certain selling securityholders named in the prospectus as well as the addition of information regarding certain transferees thereof.

                                          PRINCIPAL AMOUNT OF NOTES                      NUMBER OF COMMON SHARES
                                        -----------------------------  ----------------------------------------------------------
                                                                                                        COMMON
                                                                           COMMON                       SHARES
                                                                           SHARES                    BENEFICIALLY   PERCENTAGE OF
                                        BENEFICIALLY                    BENEFICIALLY     COMMON         OWNED       COMMON SHARES
                                          OWNED AND     PERCENTAGE OF    OWNED PRIOR     SHARES       FOLLOWING      OUTSTANDING
                                           OFFERED          NOTES          TO THE        OFFERED         THE        FOLLOWING THE
              NAME(1)                      HEREBY       OUTSTANDING(%)  CONVERSION(2)   HEREBY(3)     OFFERING(4)    OFFERING (%)
-------------------------------------   -------------   --------------  -------------   ---------    ------------   --------------
BP Amoco PLC Master Trust...........       1,473,000            *              --           82,766        --              *
CNH CA Master Account, L.P..........       4,750,000           2.8             --          266,898        --              *
Drake Offshore Master Fund, Ltd.,
  The...............................      16,000,000           9.3             --          899,027        --              *
Excelsior Master Fund, L.P..........       1,250,000            *              --           70,236        --              *
Independence Blue Cross.............         260,000            *              --           14,609        --              *
Institutional Benchmarks Master
  Fund Ltd.(5)......................       1,921,000           1.1             --          107,939        --              *
Lyxor...............................       1,365,000            *              --           76,698        --              *
Ohio Bureau of Workers Compensation.         115,000            *              --            6,461        --              *
Policeman and Fireman Retirement
  System of the City of Detroit.....         360,000            *              --           20,228        --              *

                                          PRINCIPAL AMOUNT OF NOTES                      NUMBER OF COMMON SHARES
                                        -----------------------------  ----------------------------------------------------------
                                                                                                        COMMON
                                                                           COMMON                       SHARES
                                                                           SHARES                    BENEFICIALLY   PERCENTAGE OF
                                        BENEFICIALLY                    BENEFICIALLY     COMMON         OWNED       COMMON SHARES
                                          OWNED AND     PERCENTAGE OF    OWNED PRIOR     SHARES       FOLLOWING      OUTSTANDING
                                           OFFERED          NOTES          TO THE        OFFERED         THE        FOLLOWING THE
              NAME(1)                      HEREBY       OUTSTANDING(%)  CONVERSION(2)   HEREBY(3)     OFFERING(4)    OFFERING (%)
-------------------------------------   -------------   --------------  -------------   ---------    ------------   --------------
Sphinx Convertible Arb Fund SPC.....         526,000            *              --           29,555        --              *
SSI Hedged Convertible Market
  Neutral L.P.......................       1,079,000            *              --           60,628        --              *
Trustmark Insurance.................         225,000            *              --           12,642        --              *
UBS Securities LLC..................       8,945,000           5.2             --          502,612        --              *
Viacom Inc. Pension Plan Master
  Trust.............................          31,000            *              --            1,741        --              *

*   Less than 1%

(1) Also includes any sale of the notes and the underlying common shares by transferees, pledgees, donees or other successors in interest that receive such securities by gift, partnership distribution or other non-sale-related transfer from the named selling securityholders.

(2) Figures in this column do not include the common shares issuable on conversion of the notes that are listed in the column entitled "Common Shares Offered Hereby."

(3) Assumes conversion and sale of all of the holder's notes at a conversion price of approximately $17.80 per common share. However, this conversion price is subject to adjustment as described under "Description of Notes -- Conversion Rights." As a result, the amount of common shares issuable on conversion of the notes may increase or decrease in the future.

(4) Assumes sale, transfer or other disposition of all common shares issuable on conversion of the notes.


(5)   Formerly Zurich Institutional Benchmarks Master Fund Ltd.


                 THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                            ------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.